Exhibit 99.1

Qiao Xing Mobile Responds to Qiao Xing Universal's Earnings Restatement

    -- Qiao Xing Universal's Restatement to Have No Effect on Qiao
                  Xing Mobile's Financial Results --

    BEIJING--(BUSINESS WIRE)--July 18, 2007--Qiao Xing Mobile Communication Co., Ltd. ("Qiao Xing Mobile" or "the Company") (NYSE:
QXM), one of China's leading domestic manufacturers of mobile handsets, would like to emphasize that the financial restatements that were announced by the Company's parent, Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) ("Qiao Xing Universal"), for the years ended December 31, 2003, 2004 and 2005, will have no effect on the published financial statements of Qiao Xing Mobile.

    In preparation for Qiao Xing Mobile's initial public offering in May 2007, certain adjustments relating to 2003, 2004 and 2005 were identified and were fully reflected in the Company's audited financial statements included in the Company's registration statement filed on Form F-1 with the U.S. Securities Exchange Commission. As a result of these adjustments, Qiao Xing Universal had to make similar adjustments to its financial statements for the years ended December 31, 2003, 2004 and 2005 because it was consolidating Qiao Xing Mobile's results.

    Since Qiao Xing Mobile is a consolidated subsidiary of Qiao Xing Universal, Qiao Xing Mobile's financial results are to a large extent reflected in the financial results of Qiao Xing Universal.

    About Qiao Xing Mobile Communication Co., Ltd.

    Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.55%-owned subsidiary in China. Currently, all of its products are sold under the "CECT" brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins.

    Safe Harbor Statement

    This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ''aim,'' ''anticipate,'' ''believe,'' ''continue,'' ''estimate,'' ''expect,'' ''intend,'' ''is /are likely to,'' ''may,'' ''plan,'' ''potential,'' ''will'' or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of July 18, 2007, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.

    CONTACT: Qiao Xing Mobile Communication Co., Ltd.
             Ma Tao, 8610 6250 1706
             matao@cectelecom.com
             or
             Christensen
             Shelldy Cheung, 852 2232 3936
             jliu@ChristensenIR.com
             or Christopher Gustafson, 212-618-1978
             cgus@ChristensenIR.com